I, Andrew Moore, certify that:

(1) the financial statements of UNDERCURRENT VR INC included in this Form are true and complete in all material respects; and

(2) the tax return information of UNDERCURRENT VR INC included in this Form reflects accurately the information reported on the tax return for UNDERCURRENT VR INC filed for the fiscal year ended 2017



Andrew Moore
CEO, Co-Founder – UNDERCURRENT VR INC

11/01/2017

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.